18 June 2009

CADBURY RECONFIRMS GUIDANCE FOR 2009

Cadbury plc issues regular trading updates ahead of its half year and full year results. Today’s update follows the publication of the first quarter IMS on 30 April 2009 and reflects Cadbury’s performance through to the end of May 2009.

Cadbury plc today confirms that it has built on its good first quarter with improved trading in April and May. Growth in Chocolate remained robust, reflecting a good seasonal performance and the benefit of new product innovations. Gum and Candy both grew, helped by improved performances in a number of developed markets.

Our Britain & Ireland business sustained its strong performance in the UK which offset difficult trading in Ireland. Our major emerging market businesses in South America, the Middle East and Africa and Asia also performed well. The Pacific business benefited from good seasonal chocolate sales and an improved candy performance in Japan. In addition, our North America revenue continued to recover from the impact of destocking early in the first quarter. As a result, despite conditions in Europe remaining very challenging, revenue guidance for the full year is unchanged, with the expected slower start to the year set to be balanced by a stronger second half, underpinned by planned new product launches. Margin guidance for the full year is also unchanged with the first half margin improvement expected to be higher than for the year as a whole, reflecting the impact of re-phasing some of our marketing investment to the second half to support the new product launches.

Todd Stitzer, Chief Executive of Cadbury plc, said: “Our early progress has continued into the second quarter with our businesses focused on delivering market share gains and efficiency improvements. As a result, we reconfirm our full year guidance for revenue growth around the lower end of our 4-6% goal range and to make good progress toward our goal of mid-teens margins by 2011.”

For Further Information:
Cadbury plc	+44 1895 615000
http://www.cadbury.com

Capital Market Enquiries	+44 1895 615124
John Dawson, Rachel Stevens and Basak Kotler
Media Enquiries
Cadbury	+44 1895 615011
Alex Harrison (until 19 June 2009)
Finsbury	+44 20 7251 3801
Rollo Head

Technical Guidance

We provide guidance to aid consistency across a range of modelling assumptions of a technical nature. We will provide appropriate updates to this information on a regular basis as part of our normal reporting. Forward looking remarks and accompanying technical guidance should be reviewed together with the paragraph on Forward Looking Statements, set out in this release.

To aid the comparison of half-year on half-year performance we have included in Appendix A the full income statement for the first half of 2008.

Our technical guidance for input costs and price realisation, restructuring costs, interest rates, post-retirement benefit charges, tax rates, depreciation and capital expenditure are unchanged from those included in our full year results statement for 2008, published on 25 February 2009.

The impact of foreign exchange translation on our net revenue and underlying operating profit is impossible to predict with certainty. Since the last update, the recent weakness of the US Dollar (now 1.64 from 1.48 in April), Euro and Mexican Peso and, in Venezuela, the use, as required by international accounting standards, of parallel rates (10.51 in June) as opposed to using official rates (3.13 in April) have had an impact on foreign exchange translation. As a result, assuming exchange rates remain unchanged for the balance of the year from those as at 11 June 2009, exchange should, for the full year, increase net revenue by around 5% and increase net underlying operating profit by around 6%. For the half year, exchange should increase net revenue by around 10% and increase net underlying operating profit by around 14%.

Analyst consensus estimates are collated and circulated to interested parties on a periodic basis. To be added to the circulation of estimates, please contact the Investor Relations team.

—ends—

Conference Calls for Analysts and Investors

Two conference calls will take place today (18 June 2009) at 09:00 and then at 15:00, providing an opportunity to discuss our Trading Update.

	Teleconference	Replay
Cadbury Hosts: Todd Stitzer and Andrew Bonfield
09:00 BST (10:00 CET)
UK and Europe	+44 20 3037 9208	+44 20 8196 1998
USA	+1 866 966 5335	+1 866 583 1035
Replay Access Number:		3760437#
Cadbury Hosts: Andrew Bonfield and John Dawson
15:00 BST (16:00 CET, 10:00 EST)
UK and Europe	+44 20 3037 9208	+44 20 8196 1998
USA	+1 866 966 5335	+1 866 583 1039
Replay Access Number:		5436837#

Podcasts and transcripts of the conference calls will be available subsequently at www.cadbury.com.

High resolution images to accompany this announcement are available for the media to view and download free of charge from www.cadbury.com/media/imagelibrary.

NEXT EVENTS

Forthcoming Group results announcements or major events are:

29 July 2009	Half year results for 2009
21 October 2009	Third quarter Interim Management Statement

Forward Looking Statements
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the fact that they do not relate only to historical or current facts or by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future strategies of each business and the environment in which they will operate in the future. In evaluating forward looking statements, you should consider general economic conditions in the markets in which we operate, as well as the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission and posted on Cadbury plc’s website www.cadbury.com. These materials should be viewed in conjunction with our periodic half yearly and annual reports and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury plc, Cadbury House, Uxbridge Business Park, Sanderson Road, Uxbridge UB8 1DH, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise. All subsequent oral or written forward-looking statements attributable to Cadbury plc or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Notes

About Cadbury plc
Cadbury is one of the world’s largest confectionery businesses with number one or number two positions in over 20 of the world’s 50 biggest confectionery markets. It also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back nearly 200 years, Cadbury’s brands include many global, regional and local favourites including Cadbury Dairy Milk, Flake, Creme Egg and Green & Black’s in chocolate; Trident, Dentyne, Hollywood and Bubbaloo in gum; and Halls, Cadbury Eclairs, Bassett’s and The Natural Confectionery Co. in candy.

APPENDIX A

Re-presented Consolidated Income Statement for the
6 months ended 30 June 2008

	2008	2008	2008	2008
	Half Year Underlying re-presented unaudited £m	Half Year Non-underlying re-presented unaudited £m	Half Year Total re-presented unaudited £m	Full Year Total audited £m

Continuing Operations
Revenue	2,440	-	2,440	5,384
Trading costs	(2,203)	(23)	(2,226)	(4,803)
Restructuring costs	-	(70)	(70)	(194)
Non-trading items	-	(6)	(6)	1
Profit from operations	237	(99)	138	388
Share of result in associates	4	-	4	10

Profit before financing and taxation	241	(99)	142	398
Investment revenue	28	-	28	52
Finance costs	(57)	21	(36)	(50)

Profit before taxation	212	(78)	134	400
Taxation	(62)	88	26	(30)

Profit for the period from continuing operations	150	10	160	370
Discontinued operations
Profit / (loss) for the period from discontinued operations	87	(134)	(47)	(4)

Profit for the period	237	(124)	113	366

Attributable to:
Equity holders of the parent	237	(124)	113	364
Minority interests	-	-	-	2

	237	(124)	113	366

Earnings per share
from continuing and discontinued operations
Basic	12.6p		6.0p	22.6p
Diluted	12.5p		6.0p	22.6p
From continuing operations
Basic	8.0p		8.5p	22.8p
Diluted	7.9p		8.5p	22.8p

In accordance with IFRS 5, the Income Statement for the 6 months ended 30 June 2008 has been re-presented following the classification of Australia Beverages as a discontinued operation.